UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company


TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

PEARSON PLC


2. Reason for the notification (please place an X inside the appropriate bracket/s):


An acquisition or disposal of voting rights: ( )


An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )


An event changing the breakdown of voting rights: ( )


Other (please specify) : ( X )

DISCLOSURE AND TRANSPARENCY RULES (TRANSITIONAL PROVISION 7)


3. Full name of person(s) subject to the notification obligation (iii):

TEMPLETON GLOBAL ADVISORS LIMITED


4. Full name of shareholder(s) (if different from 3.) (iv):

BANK OF NEW YORK

EUROCLEAR

HSBC BANK PLC

JP MORGAN CHASE BANK

MELLON BANK

MERRILL LYNCH INTL. LTD

ROYAL TRUST CORP. OF CANADA

STATE STREET BANK


5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

N/A


6. Date on which issuer notified:

2/3/07


7. Threshold(s) that is/are crossed or reached:

ABOVE 3%


8. Notified details:

..................






A: Voting rights attached to shares

Class/type of shares if possible using    Situation previous to the Triggering
the ISIN CODE                                       transaction (vi)
                                        Number of      Number of voting Rights
                                        shares         (viii)

GBP ORD 0.25


Resulting situation after the triggering transaction (vii)

Class/type of shares if possible Number of  Number of voting     % of voting
using the ISIN CODE              shares     rights (ix)          rights

                                 Direct     Direct Indirect (xi) Direct Indirect
                                            (x)

GBP ORD 0.25                                        60,459,554            7.50%
ISIN:GB0006776081


B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of     Expiration Exercise/       Number of voting rights that may  % of
financial   Date       Conversion      be acquired if the instrument is  voting
instrument  (xiii)     Period/ Date    exercised/ converted.             rights
                       (xiv)







Total (A+B)
Number of voting rights                      % of voting rights

        60,459,554                                7.50



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):



Proxy Voting:


10. Name of the proxy holder:

N/A


11. Number of voting rights proxy holder will cease to hold:

N/A


12. Date on which proxy holder will cease to hold voting rights:

N/A


13. Additional information:


14. Contact name:

LORI A WEBER

ASSISTANT SECRETARY, FRANKLIN RESOURCES, INC


15. Contact telephone number:

001 954 847 2283


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 02 March 2007

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary